IAMGOLD®
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD ANNOUNCES UPDATED RESOURCE ESTIMATE AT NELLIGAN – GROWING RESOURCES BY 63% WITH 2.0 MILLION GOLD OUNCES IN INDICATED RESOURCES AND 3.2 MILLION GOLD OUNCES IN INFERRED RESOURCES

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, January 12, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to announce an updated Mineral Resource Estimate ("MRE") for the Nelligan Joint Venture Project ("Nelligan") (IAMGOLD: 75%, Vanstar Mining Resources Inc. ("Vanstar"): 25%), located 60 kilometres southwest of Chibougamau, Quebec, Canada.

Highlights:

- **Nelligan Joint Venture Project updated MRE comprises** (on a 100% basis using a US$1,500 per ounce gold price)**:**
  - **72.2 million tonnes of Indicated Mineral Resources averaging 0.85 grams of gold per tonne for 1.97 million ounces of gold**
  - **114.1 million tonnes of Inferred Mineral Resources averaging 0.88 grams of gold per tonne for 3.24 million ounces of gold**
- **Mineral Resources have increased by 92% in tonnage, with a 15% decline in gold grades, for an overall gain of 63% in metal content – relative to the 2019 Mineral Resource estimate**
- **Additional infill drilling completed from 2020 to 2022 and refinement of the deposit and structural models contributed to the conversion of 62% of Inferred Mineral Resources to an Indicated Mineral Resource category relative to the 2019 Mineral Resource estimate**
- **Potential highlighted for further resource expansion**

The estimate was completed in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards incorporated by reference in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

Craig MacDougall, Executive Vice President, Growth for IAMGOLD, stated: "We are very pleased to see that our drilling programs have confirmed the anticipated expansion potential at Nelligan resulting in a significant increase of Mineral Resources within a wide and persistent mineralized system. This Mineral Resource estimation has not only resulted in a significant increase in resources, but also resulted in upgrading nearly 2 million ounces from Inferred to an Indicated resource classification. Potential for further resource expansion appears favourable, noting that the deposit has areas within the resource pit shell, along strike and at depth that remain open for further drilling. Our exploration efforts continue to highlight the significance of this pure grass-root discovery."

"I also want to commend the exploration team which has conducted the recent drilling programs safely and through challenging times with the wide ranging impacts of the COVID-19 pandemic, including costs increases and service availability across our industry. We also thank all of our service providers who have worked with us to contribute to the success of this project," added Mr. MacDougall.

Since 2020, IAMGOLD has drilled 53 additional holes (for 22,045 metres) to expand the resource base particularly to the west and at depth. As at December 31, 2021, IAMGOLD had previously reported Mineral Resources at Nelligan (on a 100% basis) comprised of Inferred Mineral Resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 23, 2022). Relative to the

2019 MRE, the current estimated Mineral Resources have increased by 92% in tonnage, with a 15% decline in gold grades due to a reduction in the calculated cut-off grade from 0.50 g/t Au to 0.35 g/t Au, for an overall gain of 63% in contained gold.

MINERAL RESOURCE STATEMENT – NELLIGAN PROJECT, CANADA

As at December 31st, 2022 (100% Basis)

Category	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Au (koz Au)
Indicated	0.35	72.2	0.85	1 970
Inferred	0.35	114.1	0.88	3 238

Notes:
1. 2014 CIM definitions were followed for classification of Mineral Resources.
2. Mineral resources are estimated at a cut-off grade of 0.35 g/t Au.
3. Mineral Resources are reported using a gold price of US$1,500 per ounce and a US$: C$ exchange rate of 1:1.2.
4. Mineral Resources are constrained by a Datamine Studio NPVS Scheduler optimized pit shell using a 0.35 g/t Au cut-off grade and are considered to have reasonable prospects for eventual economic extraction.
5. High grade assay values have been capped from 7 g/t Au to 40 g/t Au in the main mineralized domains of Renard and Footwall, and from 3 g/t Au to 12 g/t Au in the other domains. The spatial influence of high grade samples within Footwall, Renard and Liam domains were further controlled using high grade restriction distance parameters within the respective search ellipsoids.
6. Bulk density values were determined by measurements on core and range from 2.70 to 2.75 g/cm3 for the different domains and host lithologies, to 2.00 g/cm3 for overburden.
7. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
8. All figures have been rounded to reflect the relative accuracy of the estimates.

The updated MRE for the Nelligan Project used all available validated data, and includes results incorporated into the resource model from the 2020 to 2022 drilling programs (53 holes for a total of 22,045 metres drilled), as well as an additional 24 historic drill holes previously located outside mineralized domains, for a total of 84,490 metres in 267 diamond drill holes. Drill holes are variably spaced from 35 to 100 metres apart in the core resource area. The deposit was modelled using Leapfrog to create domains using lithology, structure and alteration type (or assemblage) and intensity, with gold grade continuity analysis of each domain. The mineralized domain model comprises five (5) main gold-bearing domains (Renard Footwall, Renard, Z36, Liam and Dan) cut by a northeast-striking post-mineralization fault which locally cuts and offsets several domains.

The estimate was prepared using a block model approach (10.0 x 5.0 x 5.0 metres block dimensions) employing Ordinary Kriging (OK) interpolation constrained by 3D wireframes using hard domain boundaries during estimation. A Datamine Studio NPVS Scheduler Mine Planning Software was run on the block model to constrain the resource and to support the CIM requirement that Mineral Resources have "reasonable prospects for eventual economic extraction". Pit slopes in rock were assumed at 45° and at 18.4° in overburden and the resource estimate assumes a long-term gold price of US$1,500 per ounce. Gold recoveries are assumed at 83% as indicated by metallurgical test work completed to date. Only mineralization contained within the optimized pit shell has been included in the resource estimate. The resource estimate was completed by SRK Consulting (Canada) Ltd. ("SRK") with an effective date of December 31st, 2022 and is reported at a 0.35 g/t Au cut-off grade.

IAMGOLD will file an updated NI 43-101 technical report for the updated Mineral Resources estimation for Nelligan on SEDAR at www.sedar.com within 45 days of the date of this news release.



Figure 1: Inclined View of the Nelligan 2022 resource pit shell showing estimated blocks above 0.35 g/t with reference to the 2019 resource pit shell.

The table below displays the sensitivity of the mineral resource estimate at different cut-off grades for a pit-constrained scenario. The reader should be cautioned that the numbers provided in the table below should not be interpreted as a mineral resource statement. The reported quantities and grade estimates at different cut-off grades are presented with the sole purpose of demonstrating the sensitivity of the resource model to the selection of a reporting cut-off grade.

NELLIGAN CUT-OFF GRADE SENSITIVITY ANALYSIS ON THE PIT-CONSTRAINED INDICATED AND INFERRED RESOURCES

Category	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Au (koz Au)
Indicated	0.15	103.4	0.67	2 225
	0.25	89.0	0.74	2 132
	0.35	**72.2**	**0.85**	**1 970**
	0.45	57.8	0.96	1 785
	0.50	51.6	1.02	1 691
	0.60	41.1	1.14	1 507
	0.75	29.8	1.32	1 262
	1.00	17.8	1.62	928
Inferred	0.15	155.8	0.72	3 585
	0.25	137.4	0.78	3 464
	0.35	**114.1**	**0.88**	**3 238**
	0.45	93.3	0.99	2 972
	0.50	84.2	1.05	2 833
	0.60	68.6	1.16	2 559
	0.75	50.1	1.34	2 158
	1.00	29.3	1.68	1 583

The Nelligan Project

The Nelligan Gold Project is held under an earn-in option to joint venture agreement with Vanstar (IAMGOLD: 75%; Vanstar: 25%) where IAMGOLD has a further option to acquire an additional interest of 5%, to hold an 80% interest in the Nelligan project by completing and delivering a Feasibility Study. Vanstar would then retain a 20% undivided non-contributory carried interest until the commencement of commercial production, after which: (1) the 20% undivided interest becomes participating; and (2) Vanstar will pay its attributable portion of the total development and construction costs to the commencement of commercial production from 80% of its share of any ongoing distributions from the Joint Venture. Vanstar will also retain a 1% NSR royalty on selected claims of the project.

Next Steps

The resource estimation process has identified a number of areas with potential for resource expansion along strike, at depth and in areas where drill hole spacing remains too wide to classify resources at this time. These areas will be assessed to guide future resource delineation drilling programs.

Planning is well advanced for the 2023 exploration program and IAMGOLD will soon initiate its diamond drilling program of approximately 10,000 metres. The objectives of the drilling program include: testing for extensions to expand the known resources in specific areas; infill drilling to continue to convert Inferred Resource to the Indicated category; and evaluation of newly defined exploration targets. Regional exploration activities and future exploration programs continue to be guided by the Nelligan Resource geological model and the incorporation and compilation of exploration data to refine geological, geochemical and structural exploration models to help identify and prioritize additional targets within the large project land package.

Additional metallurgical testing is also planned to further evaluate recoveries across a range of ore domains and grades to help identify optimal metallurgical processing options.

Qualified Persons, Technical Information and Quality Control Notes

The mineral resource estimate, including verification of the data disclosed, has been completed by SRK Consulting (Canada) Inc. and has been prepared in accordance with NI 43-101 and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by Sandeep Prakash, M. Sc., P. Geo., who is a Senior Consultant, Resource Geology with SRK, under the supervision of Oy Leuangthong, PhD, P.Eng., Corporate Consultant, Geostatistics with SRK. Mr. Prakash and Dr. Leuangthong are independent "qualified person", as defined by NI 43-101 (a "QP"), and both have reviewed and approved the contents of this news release.

The QPs responsible for the supervision of the supporting drilling programs, data validation and verification (including sampling, analytical and test data), deposit modelling and review of the technical information in this news release are Maxime Douëllou, P. Geo, Consultant Geologist and Shana Dickenson, P. Geo, Senior Geologist both attached to the IAMGOLD Val-d'Or Regional Exploration Office, Québec. Each of Mr. Douëllou and Mrs. Dickenson is a QP for the purposes of NI 43-101 with respect to the technical information being reported on in this news release. The technical information has been included herein with the consent and prior review of the above noted QPs.

The information in this news release was also reviewed and approved by Marie-France Bugnon, P.Geo., General Manager Exploration for IAMGOLD, who is also a QP.

The sampling of, and assay data from, the drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (NQ size) is logged and samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals may vary from 0.5 to 1.5 metres in length depending on the geological observations. Half-core samples are packaged and transported in sealed bags to ALS Minerals Laboratory ("ALS") located in Val-d'Or, Québec. A formal chain-of-custody procedure was adopted for security of samples until their delivery at the laboratory. Samples are coarse crushed to a -10 mesh and then a 1,000 gram split is pulverized to 95% passing -150 mesh. ALS processes analytical pulps directly at their facilities located in Val-d'Or which is ISO / IEC 17025 certified by the Standards Council of Canada. Samples are analyzed using a standard fire assay with a 50 gram charge with an Atomic Absorption (AA) finish. For samples that return assay values over 5.0 grams per tonne, another pulp is taken and fire assayed with a gravimetric finish. Core samples showing visible gold or samples which have returned values greater than 10.0 grams per tonne are re-analyzed by pulp metallic analysis. IAMGOLD inserts blanks and certified reference standards in the sample sequence for quality control. In accordance with our QA-QC program, additional check analyses are also re-assayed at a secondary (umpire) laboratory.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with three operating mines in North America, South America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metals & Mining of Japan, which is expected to commence production in early 2024. IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING DISCLOSURE OF MINERAL RESOURCE ESTIMATES

The mineral resource estimates contained in this news release have been prepared in accordance with NI 43-101. These standards are similar to those used by the United States Securities and Exchange Commission (the "SEC") Industry Guide No. 7, as interpreted by the SEC staff. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of amendments to the SEC's disclosure rules (the "SEC Modernization Rules"), which more closely align its disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and which became effective on February 25, 2019, the SEC now recognizes estimates of "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources." In addition, the SEC has amended definitions of "proven Mineral Reserves" and "probable Mineral Reserves" in its amended rules, with definitions that are substantially similar to those used in NI 43-101. Issuers must begin to comply with these SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms.

United States investors are cautioned that while the SEC now recognizes "measured Mineral Resources", "Indicated Mineral Resources" and "Inferred Mineral Resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of Mineral Resources or into Mineral Reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any "measured Mineral Resources", "Indicated Mineral Resources", or "Inferred Mineral Resources" that the Company reports in this news release are or will be economically or legally mineable.

Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an Inferred mineral resource will ever be upgraded to a higher category.

The mineral resource data set out in this news release are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the Indicated level of recovery will be realized.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are generally identifiable by, but not limited to, the use of the words "may", "will", "should", "would", "continue", "expect", "expected", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "appear" "plan", "schedule", "guidance", "outlook", "potential", "favourable", "plans", "targeted", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, differences in the mineral content within the material identified as Mineral Resources or Mineral Reserves from that predicted, the failure to accurately estimate Mineral Resources or Mineral Reserves, unexpected increases in capital expenditures, operating expenditures and exploration expenditures, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/ Annual Information Form on file with the United States Securities and Exchange Commission at https://www.sec.gov/edgar.shtml and Canadian securities regulatory authorities at www.sedar.com, which are incorporated herein. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.